Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JUNE 23, 2022

You are receiving this notification because DRAGANFLY INC. (the “Corporation”) has opted to use the “notice and access” model for the delivery of its management information circular (the “Information Circular”) to the holders (the “Shareholders”) of common shares in the capital of the Corporation in respect of its annual general meeting of Shareholders to be held on Thursday, June 23, 2022 (the “Meeting”).

Under “notice and access” instead of receiving paper copies of the Information Circular, Shareholders are receiving this notice with information on how to access the Information Circular electronically. Shareholders will also be receiving a proxy or voting instruction form, as applicable, together with this notification to use to vote at the Meeting.

The use of this alternative means of delivery is more environmentally friendly and more economical. It reduces the Corporation’s paper use and it also reduces the Corporation’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Thursday, June 23, 2022	WHERE:	DLA Piper (Canada) LLP
Suite 2800, Park Place 666
Burrard St.
Vancouver, British
Columbia, Canada
V6C 2Z7

Due to restrictions on mass gatherings implemented by the Government of British Columbia in response to the COVID-19 (Coronavirus) outbreak and out of concern for the wellbeing of all participants, Shareholders, and guests might not be permitted to physically attend the Meeting. Shareholders are encouraged to exercise their voting rights by mail, fax or internet in advance of the Meeting.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

●	FINANCIAL STATEMENTS: To receive and consider the consolidated audited financial statements of the Corporation for the year ended December 31, 2021, together with the auditor’s report thereon. See section entitled “Receipt of Financial Statements” in the Information Circular.

●	APPOINTMENT AND REMUNERATION OF AUDITORS: to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants,, as auditor of the Corporation for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

●	FIX THE NUMBER OF DIRECTORS: to fix the number of Directors of the Corporation at seven. See the section entitled “Election of Directors” in the Information Circular.

●	ELECTION OF DIRECTORS: to elect seven Directors of the Corporation for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.

●	OTHER BUSINESS: to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE THE INFORMATION CIRCULAR IS POSTED:

The Information Circular can be viewed online under the Corporations profile at www.sedar.com or on the Corporation’s website at https://investor.draganfly.com/

The Financial Statement Request Card is included with the proxy and voting instruction form.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular and other meeting materials, including the audited consolidated financial statements of the Corporation for the year ended December 31, 2021 and the report of the auditors thereon and related Management’s Discussion and Analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests by email to proxy@EndeavorTrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received no later than June 16, 2022. The Information Circular will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within ten days of their request. Requests must be made by email to proxy@EndeavorTrust.com or by calling toll-free at 1-888-787-0888.

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy, which is by 10:00 a.m. PDST on Tuesday, June 21, 2022:

INTERNET:	Go to www.eproxy.ca and follow the instructions.
FACSIMILE:	Fax to Endeavor Trust Corporation. at 604-559-8908.
MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to:

Endeavor Trust Corporation

Suite 702, 777 Hornby Street,

Vancouver, BC V6Z 1S4

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to proxyvote.com and follow the instructions.
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call toll free at 1-888-787-0888.

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